White Knight Resources Ltd

04012314

04 JAN 22 AM 7:21

82-2850

# NEWS RELEASE

## $6.6 MILLION PRIVATE PLACEMENT ARRANGED

SUPPL

**Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)**
**January 8, 2004 – NR#04-01**

White Knight Resources Ltd. (the "Company") is pleased to announce a $6.6 million non-brokered private placement of units. Each unit, priced at $0.85 per unit, will consist of one common share and one common share purchase warrant. Each warrant will enable the subscriber to purchase a common share of the Company at a price of $1.25 for a period of 18 months from closing.

The Company has agreed to pay an advisory fee in respect of this placement equal to 5% of the total proceeds with such fee paid in cash. In addition, the Advisor will receive a warrant entitling it to purchase shares equal to 7% of the total number of shares subscribed at a price of $1.25 for a period of 18 months from the date of closing of the private placement.

The Company plans to use the net proceeds of this private placement primarily to finance continuing exploration in Nevada.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange and the securities regulatory authorities.

*This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.*



On behalf of the Board of Directors,

*"John M. Leask"*

John M. Leask, P.Eng.
Chairman of the Board

dlw 1/23

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.*

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com